ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

March 31, 2009	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Ganley:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement under the Securities Act of 1933, as amended, filed on January 30, 2009, relating to the Managers Special Equity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectus

1. Comment: Under “Summary of the Funds – Fund Management,” please consider adding disclosure that Managers Investment Group LLC (the “Investment Manager”) allocates the Fund’s assets among the Fund’s subadvisors.

Response: The Trust notes that the Fund’s Statement of Additional Information currently discloses that the Investment Manager allocates the Fund’s assets among the subadvisors selected for the Fund.

2. Comment: Under “Summary of the Funds – Fund Management,” in the section relating to Lord, Abbett & Co. LLC (“Lord Abbett”), please consider adding disclosure about the business experience during the past five years of Mr. F. Thomas O’Halloran.

Response: The requested change has been made.

ROPES & GRAY LLP

3. Comment: Under “Summary of the Funds – Fund Management,” in the sections relating to Smith Asset Management Group L.P. and Westport Asset Management Inc., subadvisors of the Fund, please consider, where applicable, providing more disclosure on the specific portfolio management responsibilities of each member of a team or committee of portfolio managers in light of the requirements of Form N-1A and Release Number IC-26533.

Response: The Trust requests information on an annual basis about the portfolio managers and investment process used by each of the Fund’s subadvisors and will consider adding disclosure on specific portfolio responsibilities of each member of a team or committee as that process continues.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda